UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

LOCAL CORPORATION

(Full Name of Registrant)

N/A

(Former Name if Applicable)

7555 Irvine Center Drive

(Address of Principal Executive Office (Street and Number))

Irvine, CA 92618

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Local Corporation (the “Registrant”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2015 (the “Form 10-Q”) by the prescribed date without unreasonable effort or expense. On June 23, 2015, the Registrant filed a voluntary petition for Chapter 11 bankruptcy protection in the United States Bankruptcy Court for the Central District of California (the “Bankruptcy Court”). This case is being administered under case number 8:15-bk-13153-SC. The Registrant is presently acting as debtor-in-possession, while being subject to the supervision and orders of the Bankruptcy Court. The Registrant intends to enter into a process pursuant to which it will sell all of its assets. At present, the Registrant does not expect that it will have any assets to deliver to the holders of the Registrant’s Common Stock, $0.00001 par value, following completion of the sale process based on current indications of interest and the total amount of debt owed by the Registrant.

The reason for the delay in filing the Form 10-Q is to allow the Registrant additional time to gather information required for an accurate and full completion of the Form 10-Q and to allow time for the Registrant independent certified public accountants, BDO USA, LLP, to review the financials set forth in the Form 10-Q, as the Registrant’s was not able to timely prepare such financials as a result of the Bankruptcy filing. The Registrant does not expect to file the Form 10-Q within the additional time allowed by the Form 12b-25. If the Registrant fails to file the Form 10-Q within the additional time allowed, the Registrant will not be eligible to use any Registration Statement on Form S-3 for a period of twelve months. In addition, until the the Form 10-Q is actually filed following the expiration of the grace period, the Registrant will not be eligible to file or use any Registration Statement on Form S-8.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kenneth S. Cragun	949	784 - 0800
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects significant changes in results of operations from the first half of 2015 when compared to the corresponding period for 2014. The Registrant expects a significant reduction in revenue from $49 million in the first half of 2014 to approximately $25 million in the first half of 2015, primarily as a result of lower revenue from its Network business.

The decrease in Network revenue is mainly due to a reduction in network partners as well as the amount of traffic the Registrant accepted from network partners based on increasingly more stringent traffic filters to ensure advertising partners continue to receive traffic that converts for advertisers, which resulted in a reduction in Network revenue in 2015.

Additionally, as a result of financial challenges and the bankruptcy filing, it is expected the Registrant will incur impairment charges related to goodwill and other assets. The Registrant is in the process of evaluating and quantifying the impairment charges and is not able to estimate such charges at this time.

LOCAL CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 17, 2015	By	/s/ Kenneth S. Cragun

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).